Exhibit 3.2

AMENDMENT TO

THE AMENDED AND RESTATED ARTICLES OF INCORPORATION OF

THE FIRST BANCSHARES, INC.

Article Five of the Amended and Restated Articles of Incorporation of The First Bancshares, Inc. is hereby amended by deleting the current Article Five and inserting the following Article Five to read in its entirety as follows:

ARTICLE FIVE

CAPITALIZATION

The Corporation shall have the authority, exercisable by its board of directors (the "Board of Directors"), to issue up to 40,000,000 shares of voting common stock, par value $1.00 per share (the "Common Stock").

The Corporation shall have the authority, exercisable by its Board of Directors, to issue up to 10,000,000 shares of preferred stock, par value $1.00 per share (the "Preferred Stock"), any part or all of which shares of Preferred Stock may be established and designated from time to time by the Board of Directors by filing an amendment to these Articles of Incorporation, which is effective without shareholder action, in accordance with the appropriate provisions of the Act, and any amendment or supplement thereto (a "Preferred Stock Designation"), in such series and with such preferences, limitations, and relative rights as may be determined by the Board of Directors. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of the majority of the shares of Common Stock, without a vote of the holders of the shares of Preferred Stock, or of any series thereof, unless a vote of any such holders is required by law or pursuant to the Preferred Stock Designation or Preferred Stock Designations establishing the series of Preferred Stock.

IN WITNESS WHEREOF, the undersigned has executed this Amendment to the Amended and Restated Articles of Incorporation of The First Bancshares, Inc. as of May 24, 2018.

The First Bancshares, Inc.

/s/ M. Ray (Hoppy) Cole, Jr.
M. Ray (Hoppy) Cole, Jr.
President and Chief Executive Officer